

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 17, 2009

Ms. Jacqulyn B. Wine
Chief Financial Officer
International Star, Inc.
1818 Marshall Street
Shreveport, Louisiana 71101

> **Re:** **International Star, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-28861**

Dear Ms. Wine:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 21

(b) Internal Control over Financial Reporting, page 21

1.   You indicate that "Based on our evaluation under the criteria in *Internal Control – Integrated Framework*, we concluded that there are material weaknesses in our internal control over financial reporting as of December 31, 2008, with respect to

the lack of segregation of duties pertaining to our financial record keeping responsibilities and our lack of an audit committee, both of which are due to the small size of our Company." However, we note you do not specifically state whether your internal control over financial reporting is effective or ineffective as of December 31, 2008. Please revise to include a definitive conclusion on the effectiveness of your internal control over financial reporting as required by temporary Item 308T(a)(3) of Regulation S-K.

2.   With regard to inclusion of your management's report on internal control over financial reporting in your quarterly reports, please note that an assessment of internal controls over financial reporting and disclosure of the related conclusion is required under temporary Item 308(T) of Regulation S-K for annual periods only.

Report of Independent Registered Accounting Firm, page F-1

3.   We note the report of your auditor does not make reference to your consolidated balance sheet as of December 31, 2007. Please amend your filing to include a report that identifies all financial statements covered by the report, as required by Rule 2-02(a) of Regulation S-X.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief